March 21, 2006

via U.S. mail and facsimile

Brian C. Walker
Chief Executive Officer
Herman Miller, Inc.
855 East Main Avenue
Zeeland, MI 49464-0302

 RE: Herman Miller, Inc.
Form 10-K for the fiscal year ended May 28, 2005
Forms 10-Q for the fiscal quarters ended December 3, 2005 and
September 3, 2005
  File No. 1-15141

Dear Mr. Walker:

 We have completed our review of your Form 10-K and related
filings and have no further comments at this time.

 If you have any further questions regarding our review of
your
filings, please contact Meagan Caldwell at (202) 551-3754 or, in
her
absence, Scott Watkinson at (202) 551-3741.

        Sincerely,

        Rufus Decker
        Accounting Branch Chief